Exhibit 11.2

ALLEGIANCE TELECOM, INC.

(Debtors and Debtors-in-Possession)

COMPUTATION OF PER SHARE EARNINGS (LOSS)

QUARTER ENDED MARCH 31, 2003

	Number of Shares	Percent Outstanding	Equivalent Shares

Prior to Initial Public Offering
1997 Common Stock Offering	639	100.00%	639
After Initial Public Offering
1998 Common Stock Offering	15,000,000	100.00%	15,000,000
Preferred Stock Converted to Common Stock	60,511,692	100.00%	60,511,692
1999 Common Stock Offering	21,041,100	100.00%	21,041,100
2000 Common Stock Offering	10,703,109	100.00%	10,703,109
Cash in Lieu of Stock Split	(577)	100.00%	(577)
Treasury Shares	(327,495)	100.00%	(327,495)
Warrants	973,871	100.00%	973,871
Stock Options Exercised	1,362,257	100.00%	1,362,257
Employee Stock Discount Purchase Plan Shares Issued	3,458,578	99.73%	3,449,105
Common Stock Issued for Business Acquisitions	5,874,505	100.00%	5,874,505
Restricted Shares Issued to Employees	2,205,022	84.13%	1,855,185
WEIGHTED AVERAGE SHARES OUTSTANDING			120,443,391
NET LOSS APPLICABLE TO COMMON STOCK			$(120,084,000)
NET LOSS PER SHARE, BASIC AND DILUTED			$(1.00)